EXHIBIT 99.1

Gildan Activewear Reports on Shareholders’ Voting Results

Montréal, Quebec, Thursday, May 4, 2023 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that the ten nominees proposed as directors in its management proxy circular dated March 6, 2023 were elected as directors of the Company by a majority of the votes cast by the shareholders or represented by proxy at its virtual annual and special meeting of shareholders held on May 4, 2023 in Montréal. Gildan also notes that a majority of shareholders voted for the non-binding advisory vote on Executive Compensation (“Say on Pay”), the reappointment of its auditors, the ratification and renewal of the Shareholder Rights Plan, and the approval of the two amendments to the Long Term Incentive Plan (each a separate voting item). The majority of shareholders voted against the shareholder proposal.

The voting results are detailed below:

	FOR		WITHHELD/AGAINST
	Number	%	Number	%
Resolution 1
Appointment of Auditors	142,621,232	90.81%	14,429,663	9.19%
Resolution 2
Election of Directors
Donald C. Berg	150,038,684	96.93%	4,755,753	3.07%
Maryse Bertrand	152,992,037	98.84%	1,802,398	1.16%
Dhaval Buch	153,107,886	98.91%	1,686,549	1.09%
Marc Caira	153,101,747	98.91%	1,692,688	1.09%
Glenn J. Chamandy	154,162,414	99.59%	632,023	0.41%
Shirley E. Cunningham	150,410,559	97.17%	4,383,877	2.83%
Charles M. Herington	150,818,760	97.43%	3,975,675	2.57%
Luc Jobin	151,481,080	97.86%	3,313,358	2.14%
Craig A. Leavitt	151,520,464	97.88%	3,273,973	2.12%
Anne Martin-Vachon	151,098,413	97.61%	3,696,022	2.39%
Resolution 3
Shareholder Rights Plan	146,143,419	94.41%	8,651,019	5.59%
Resolution 4
Long Term Incentive Plan (1st Amendment)	150,373,340	97.14%	4,421,097	2.86%
Resolution 5
Long Term Incentive Plan (2nd Amendment)	149,440,922	96.54%	5,353,513	3.46%
Resolution 6
Executive Compensation	146,177,931	94.43%	8,616,502	5.57%
Resolution 7
Shareholder Proposal	17,215,117	11.12%	137,579,319	88.88%

About Gildan

Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. The Company’s product offerings include activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

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Investor inquiries: Elisabeth Hamaoui Director, Investors Relations (514) 475-4125 ehamaoui@gilan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com